Exhibit 99.2

FELDMAN FINANCIAL ADVISORS, INC.

1001 CONNECTICUT AVENUE, NW — SUITE 840

WASHINGTON, DC 20036

(202) 467-6862 — FAX (202) 467-6963

June 7, 2011

Board of Directors

Fullerton Federal Savings Association

7527 Belair Road

Baltimore, MD 21236

Members of the Board:

It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by the eligible account holders and other eligible subscribers of Fullerton Federal Savings Association (the “Association”), pursuant to the Agreement and Plan of Conversion Merger (the “Plan”) with Fairmount Bancorp, Inc. (“Fairmount”) and Fairmount Bank adopted by the Board of Directors of the Association, do not have any ascertainable market value at the time of distribution or at the time the rights are exercised in the subscription offering.

In connection with the Plan, Fullerton will convert from a federally chartered mutual savings association to a federally chartered stock savings association. Immediately following Fullerton’s mutual-to-stock conversion, Fairmount will acquire Fullerton and Fullerton will merge with and into Fairmount Bank, with the Fairmount Bank as the resulting institution.

In accordance with the Plan, subscription rights to purchase shares of common stock in Fairmount will be offered to eligible account holders, tax-qualified employee stock benefit plans, supplemental eligible account holders, and other members. Any shares of common stock that remain unsubscribed for in the subscription offering will be offered for sale to members of the general public in a community offering and a syndicated community offering.

Our opinion is based on the fact that the subscription rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase shares of common stock at the same price at which any unsubscribed shares will be purchased in the community and syndicated community offerings.

Sincerely,

FELDMAN FINANCIAL ADVISORS, INC.